Exhibit 99.1

China Online Education Group Enters into Definitive Agreement to Spin off China Mainland Business

BEIJING, June 24, 2022 /PRNewswire/ -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, today announced that it has entered into a definitive share purchase agreement, dated June 24, 2022 (the “Share Purchase Agreement”), with Dasheng Holding (HK) Limited (“Dasheng”), an entity controlled by Mr. Jiajia Jack Huang, chairman of the board of directors (the “Board”) and chief executive officer of the Company, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, will acquire all of the Company’s online English tutoring businesses in the China mainland, including all associated liabilities and assets (the “China Mainland Business”), for US$1.

The China Mainland Business is conducted by the subsidiaries of and variable interest entities controlled by China Online Education (HK) limited (“COE HK”), which is in turn a wholly-owned subsidiary of the Company. Pursuant to the Share Purchase Agreement, Dasheng will acquire all of the equity interests of COE HK from the Company (the “Transaction”). After the closing of the Transaction (the “Closing”), Dasheng will grant a right to the Company to purchase certain newly issued shares of up to 99% of the outstanding shares of the entities holding the China Mainland Business with an exercise price of US$1 (the “Warrant”). The Warrant may be exercised within five years from the Closing, subject to applicable laws of China and requirements of the competent government authorities.

The Board, acting upon the unanimous recommendation of a committee of two independent and disinterested directors established by the Board (the "Special Committee"), approved the Share Purchase Agreement and the Transaction. The Special Committee negotiated the terms of the Share Purchase Agreement with the assistance of financial and legal advisors.

The Closing is subject to certain customary conditions and is expected to take place on or around June 30, 2022.

The Company’s overseas business outside the China mainland and its associated assets and liabilities are not part of the Transaction and will be the Company’s strategic focus going forward. Upon the Closing, the Company expects to shift from a negative net assets position to a positive net assets position.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For further information: China Online Education Group, Investor Relations, ir@51talk.com.

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